STONECREST ONE, INC. LETTERHEAD

April 23, 2010
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010
Attn:       Janice McGuirk, Esq.
Pamela Howell, Esq.

Mailstop 3561

Re:         Stonecrest One, Inc.
Form 10-K for Fiscal Year Ended June 30, 2009
Amended March 16, 2010
File No. 000-53305

Ladies and Gentlemen:

This letter sets forth the responses of Stonecrest One, Inc. ("we," "us," "our," or the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2010 (the "Comment Letter") concerning Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Commission on March 16, 2010 (the “2009 Annual Report”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein are to Amendment No. 2 to the 2009 Annual Report ("Amendment No. 2"), which is being filed with the Commission on the date hereof.  For your convenience, we have set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.

Item 12. Security Ownership of Certain Beneficial Owners and Management

1.
Given the control of Enverdia LLC by the wife of Mr., Critz, these shares should be included in Mr. Critz’s share ownership in the beneficial ownership table.  Refer to Securities Act Release 33-4819 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse or their minor children”).

Response:

We advise the Staff that we have revised the table included in Item 12 by including the shares registered in the name of Enverdia LLC in Mr. Critz’s shareholdings.

Securities and Exchange Commission
Division of Corporation Finance
April 23, 2010

Signatures

2.	Please include the signature of your principal financial officer, in addition to the controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K.

Response:

We advise the Staff that we have revised the signature page to indicate that the Company's principal financial officer has signed the form.

Please note that we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned at 928-642-3473 or William P. Ruffa, Esq. at 212-355-0606.

Very truly yours,
STONECREST ONE, INC.

By:	/s/ George C. Critz, III
George C. Critz, III, President